Exhibit 99.1

For Immediate Release: November 14, 2022

Attention: Business Editors

VERSABANK INITIATES INTERNAL PILOT PROGRAM IN CANADA

FOR NEW DIGITAL DEPOSIT RECEIPT WITH INTERNAL E-WALLET DEPOSIT ACCOUNTS

LONDON, ON/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced that it has initiated an internal pilot program of a new Digital Deposit Receipts (“DDRs”), which will be undertaken exclusively within Canada. The purpose of the internal pilot program is to validate the security, processes, procedures and protocols of the Bank’s new DDR model called “CADV” (for the Canadian-dollar version). The pilot program will limit deposits and transfers to senior VersaBank executives and members of the Bank’s board of directors, all of whom reside in Canada.

VersaBank’s DDRs are highly encrypted one-for-one digital representations of actual cash on deposit with the Bank. The DDRs are placed on selected blockchains (initially Algorand and Stellar), enabling them to be transferred as a claim on the cash deposit. Under the new model, DDR accounts (or “e-wallets”) will be hosted by VersaBank (as opposed to being hosted by an external third party), enabled and secured by VersaBank’s VersaVault® technology. Access to VersaBank DDR accounts is enabled through VersaBank’s “Viewer”, a software tool developed exclusively for the Bank.

“Amidst the rapidly evolving macro and regulatory environments, we are piloting a new DDR model internally, having developed our own e-wallet solution to further ensure the security of DDR deposits, and align our model with what we believe to be the future direction of both customer demand and industry regulation,” said David Taylor, President and Chief Executive Officer, VersaBank.

Implementation of the pilot program, which has been approved by VersaBank’s board of directors, is not-material to VersaBank’s banking operations.

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc., to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains ; the impact of new variants of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual management’s discussion and analysis (“MD&A”) for the year ended October 31, 2021.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related MD&A is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related MD&A or made from time to time by the Bank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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